BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                               A Publicly Listed Company



                          DISCLOSURE OF A MATERIAL FACT


                            PAYMENT OF COMPLEMENTARY
                               INTEREST ON CAPITAL

We wish to inform our Stockholders that the Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. at a meeting held on February 21 2005, decided:

1. to declare complementary interest on capital, related to the fiscal year 2004, in the amount of R$ 3.50 per share, based on each stockholder's position as of March 4 2005, for payment on March 14 2005, with 15% income tax to be withheld at source, resulting in net interest of R$ 2.9750 per share, except shareholders demonstrating immunity or exemption from such tax.

 2. to pay, also on March 14 2005, the complementary interest on capital declared by the Board of Directors in a meeting held on December 6 2004, in the amount of R$ 4.73 per share, less 15% income tax at source, resulting in net interest of R$ 4.0205 per share, except shareholders demonstrating immunity or exemption from such tax; the individual allocation of this interest was done on December 30 2004, based on each stockholder's position as of December 23 2004, as has already been made public.

                         Sao Paulo-SP, February 21 2005.

                       BANCO ITAU HOLDING FINANCEIRA S.A.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Officer